Special Meeting of Shareholders

of

KIRKLAND LAKE GOLD LTD.
(the "Company")

NOVEMBER 26, 2021

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the special meeting of shareholders of the Company held on November 26, 2021 (the "Meeting"), we hereby advise of the following voting results as tabulated. The matter considered at the Meeting is described in greater detail in the joint management information circular of the Company and Agnico Eagle Mines Limited ("Agnico Eagle") dated October 29, 2021 (the "Circular"), which is available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Total shares issued and outstanding at record date (October 13, 2021)	-	263,696,770
Total shares represented at the Meeting in person and by proxy	-	186,840,773
Percentage of total shares represented at the Meeting	-	70.85%

Kirkland Arrangement Resolution

Based on proxies received and a vote conducted by ballot at the Meeting, the special resolution (the "Kirkland Arrangement Resolution"), the full text of which is included as Appendix B to the Circular, approving the arrangement under section 182 of the Business Corporations Act (Ontario), pursuant to the merger agreement between the Company and Agnico Eagle dated September 28, 2021, as it may be modified, supplemented or amended from time to time in accordance with its terms, as more particularly described in the Circular, was approved by the shareholders of the Company. The Kirkland Arrangement Resolution received the following results at the Meeting:

Approval Matter	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Kirkland Arrangement Resolution	150,681,106	80.65%	36,159,667	19.35%